Celeste M. Murphy

Office Chief

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 12, 2021

Re:	Monogram Orthopaedics, Inc.
Amended Offering Statement on Form 1-A
File No. 024-11305

Dear Ms. Murphy:

On behalf of Monogram Orthopaedics, Inc., I hereby request qualification of the above-referenced offering statement at 12:00pm, Eastern Time, on Friday, January 15, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Benjamin Sexson
Benjamin Sexson
Chief Executive Officer
Monogram Orthopaedics, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP